                                         Filed by Virginia Financial Corporation
                                       pursuant to Rule 425 under the Securities
                                        Act of 1933 and deemed filed pursuant to
                                                Rule 14a-12 under the Securities
                                                            Exchange Act of 1934

                    Subject Company: Virginia Commonwealth Financial Corporation
                                                 Commission File No.  000-22747:

                                                         Dated: December 7, 2001



JOINT PRESS RELEASE OF VIRGINIA FINANCIAL CORPORATION AND VIRGINIA COMMONWEALTH
                             FINANCIAL CORPORATION



    [VFC LOGO]                                             [VCFC LOGO]




For further information, please contact:

Virginia Financial:    Harry V. Boney, Jr. (540) 885-1232
Virginia Commonwealth:  O. R. Barham, Jr. (540) 825-4809

VIRGINIA FINANCIAL CORPORATION AND VIRGINIA COMMONWEALTH FINANCIAL CORPORATION ANNOUNCE REGULATORY APPROVAL OF PEER MERGER AND MEETING OF STOCKHOLDERS.


     Staunton and Culpeper, VA - December 7, 2001--The Board of Directors of Virginia Financial Corporation (OTC Bulletin Board: VFNL) and Virginia Commonwealth Financial Corporation (Nasdaq SmallCap Market: VCFC) today jointly announced regulatory approval from the Federal Reserve and the Virginia Bureau of Financial Institutions of their merger-of-equals transaction. The merger will create the third largest independent bank holding company and fourth largest independent trust company headquartered in the Commonwealth of Virginia. The companies also announced that shareholders of record on November 30, 2001 for each company will hold special meetings on January 15, 2002 in Staunton and Culpeper to vote on the merger. Proxy materials have been mailed to each shareholder of Virginia Financial and Virginia Commonwealth.

     The combined company, which will be known as Virginia Financial Group, Inc., will be the holding company for: Planters Bank & Trust Company of Virginia
- in Staunton, Second Bank & Trust - in Culpeper, Virginia Heartland Bank - in Fredericksburg, Caroline Savings Bank - in Bowling Green, and Virginia Commonwealth Trust Company - in Culpeper.

     Virginia Commonwealth Financial Corporation (Nasdaq SmallCap Market: VCFC) is the $492.0 million holding company for Second Bank & Trust, Virginia Heartland Bank and Caroline Savings Bank, which operate fourteen branch offices located in the counties of Culpeper, Madison, Orange, Rockingham, Spotsylvania, Stafford, Caroline and the City of Fredericksburg. Virginia Commonwealth Trust Company provides trust and asset management services to these market areas.

     Virginia Financial Corporation (OTC Bulletin Board: VFNL) is the $518.8 million holding company for Planters Bank & Trust Company of Virginia. The company serves its customers through a network of fifteen branch offices in Augusta, Rockbridge and Rockingham counties, and the cities of Staunton, Waynesboro, Lexington, Buena Vista and Harrisonburg.


Additional Information:
----------------------

     The proposed transaction will be submitted to Virginia Financial's and Virginia Commonwealth's shareholders for their consideration, and on December 3, 2001, Virginia Financial filed an amended registration statement on Form S-4 with the SEC containing the definitive joint proxy statement/prospectus of Virginia Financial and Virginia Commonwealth and other relevant documents concerning the proposed transaction. Shareholders are urged to read the joint proxy statement/prospectus, and any other relevant documents filed with the SEC, because they contain important information. You are able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Virginia Financial and Virginia Commonwealth, at the SEC's Internet site (http://www.sec.gov). Copies of the joint proxy statement/ prospectus and the SEC filings that have been or will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to: EVP and CFO, Virginia Commonwealth Financial Corporation, 102 South Main Street, P.O. Box 71, Culpeper, Virginia 22701-0071 or to President, Virginia Financial Corporation, 24 South Augusta Street, P.O. Box 1309, Staunton, Virginia 24401.

Virginia Financial and Virginia Commonwealth, and their respective directors and executive officers, and others may be deemed to be participants in the solicitation of proxies from the shareholders of Virginia Financial and Virginia Commonwealth in connection with the merger. Information about the identity of the participants in the solicitation and a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the joint proxy statement/prospectus.



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